

July 25, 2022

Jack Leeney
Chief Executive Officer
7GC & Co. Holdings Inc.
388 Market Street, Suite 1300
San Francisco, CA 94111

> **Re: 7GC & Co. Holdings Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 001-39826**

Dear Mr. Leeney:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined

company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.